================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  ------------

                                  iVillage Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    46588H105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Richard Cotton, Executive Vice President and General Counsel
                               NBC Universal, Inc.
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 664-4444
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================


-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 46588H105                                          13D                                                        Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS                         NBC Universal, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        WC; AF

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                                                 [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   18,184,653
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              18,184,653

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,184,653

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.0%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 46588H105                                          13D                                                        Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         General Electric Company

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                                                 [x]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     Disclaimed (see 11 below)
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                Disclaimed (see 11 below)
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
               General Electric Company

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 46588H105                                          13D                                                        Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                National Broadcasting Company Holding, Inc.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 Disclaimed (see 11 below)
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:               0
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            Disclaimed (see 11 below)
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:          0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by
               National Broadcasting Company Holding, Inc.

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

           This statement on Schedule 13D relates to the common stock, par value $.01 per share ("iVillage Common Stock"), of iVillage Inc., a Delaware corporation ("iVillage"). The address of iVillage's principal executive offices is 500 Seventh Avenue, New York, New York 10018.

Item 2.   Identity and Background.
          -----------------------

           This statement is being filed by NBC Universal, Inc. ("NBCU"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBC Holding") and General Electric Company ("GE"). NBCU is an 80% owned subsidiary of NBC Holding, and NBC Holding is a wholly owned subsidiary of GE. NBCU, NBC Holding and GE are referred to herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

           NBCU is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal activities of NBCU are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns 80% of the outstanding common stock of NBCU. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

           The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBCU, NBC Holding and GE are set forth on Schedules A, B and C, respectively, attached hereto.

           Other than the SEC's Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 21C of the Act, SEC Release No. 34-50426 (September 23, 2004), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A, B or C hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

           The Voting Agreement described in Item 4 of this statement (the terms of which are hereby incorporated by reference) was entered into by NBCU and Hearst Communications, Inc. (the "Stockholder") as an inducement to NBCU to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). NBCU did not pay additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholder granted NBCU a limited irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement in accordance with the terms of the Voting Agreement. NBCU presently expects that the consideration paid by it to the holders of iVillage Common Stock following consummation of the Merger will be provided by working capital and/or contributions to capital by its affiliates.

Item 4.     Purpose of Transaction.
            ----------------------

           (a)-(b) On March 3, 2006, NBCU, iVillage Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of NBCU ("Sub"), and iVillage entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into iVillage (the "Merger"), with iVillage surviving the Merger as a wholly owned subsidiary of NBCU (the "Surviving Corporation"), upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of iVillage Common Stock (other than iVillage Common Stock held in treasury or owned by NBCU or Sub or with respect to which statutory appraisals rights are perfected) will be converted into the right to receive $8.50 in cash in accordance with the terms and conditions of the Merger Agreement. A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

           In connection with the execution of the Merger Agreement, in order to induce NBCU to enter into the Merger Agreement, NBCU and the Stockholder entered into a Voting Agreement, dated as of March 3, 2006 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholder has agreed, among other things, during the period from the date of the Voting Agreement until any termination of the Voting Agreement in accordance with its terms, (a) to vote all the shares of iVillage Common Stock that it owns (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of iVillage in the Merger Agreement, (iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by iVillage or any other Acquisition Proposal (as defined in the Merger Agreement) and (iv) against any agreement, amendment of the Company Charter Documents (as defined in the Merger Agreement) or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger; (b) not to (i) sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the Transfer (as defined in the Voting Agreement) of, any Stockholder Shares (as defined in the Voting Agreement) owned by the Stockholder (or any interest therein), (ii) deposit any Stockholder Shares owned by the Stockholder into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Stockholder Shares, (iii) commit to do any of the foregoing or
(iv) take any action that would make any representation or warranty of the Stockholder set forth in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, disabling or delaying the

Stockholder from performing any of its obligations under the Voting Agreement; and (c) as a stockholder (either individually or through any representatives or agents) not to (i) solicit, initiate or knowingly facilitate or encourage an Acquisition Proposal or any proposal that is reasonably likely to lead to an Acquisition Proposal, and (ii) subject to certain exceptions, (x) furnish or disclose to any Person (as defined in the Merger Agreement) non-public information with respect to or in furtherance of an Acquisition Proposal, (y) negotiate or engage in discussions with any Person with respect to or in furtherance of an Acquisition Proposal or (z) enter into any agreement (whether or not binding) or agreement in principle with respect to an Acquisition Proposal. The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The number of shares of iVillage Common Stock held by the Stockholder and subject to the Voting Agreement as of March 3, 2006 are set forth on Schedule A thereto. A copy of the Voting Agreement is included as
Exhibit 3 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 3, which is incorporated herein by reference.

           (c) Not applicable.

           (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected (as the case may be) and qualified.

           (e)-(f) Not applicable.

           (g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of iVillage will be changed as provided for in the Merger Agreement.

           (h)-(i) Upon consummation of the Merger, iVillage Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

           (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

           (a)-(b) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 3, 2006, the shares of common stock subject to the Voting Agreement consisted of 18,184,653 shares of iVillage Common Stock and represented approximately 25.0% of the issued and outstanding shares of iVillage Common Stock as of February 28, 2006, based on iVillage's representation in the Merger Agreement that there were 72,781,679 shares of iVillage Common Stock outstanding as of that date. By virtue of the Voting Agreement, NBCU may be deemed to share with the Stockholder the power to vote or, with certain exceptions, dispose of shares of iVillage Common stock subject to the Voting Agreement. However, NBCU is not entitled to any rights as a stockholder of iVillage as to the shares of iVillage Common Stock covered by the Voting Agreement. As a result of the Voting Agreement, NBCU may be deemed to be the beneficial owner of 18,184,653 shares, or approximately 25.0%, of iVillage Common Stock.

           Pursuant to Rule 13d-4 under the Act, NBCU hereby states that this
Schedule 13D shall not be deemed an admission that NBCU is, or for purposes of
Section 13(d) of the Act, the beneficial owner of any of the equity securities of iVillage that are subject to the Voting Agreement.

           Except as set forth in this Item 5, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person identified on Schedules A, B or C hereto, (i) beneficially owns any shares of iVillage Common Stock or (ii) presently has the power to vote or direct the vote or dispose or direct the disposition of any of the shares of iVillage Common Stock which they may be deemed to beneficially own.

           (c) Except as described in this Schedule 13D, there have been no transactions in the shares of iVillage Common Stock effected by the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person identified on Schedules A, B or C hereto, during the last 60 days.

           (d)-(e) Not applicable.

           This statement is being filed while the Reporting Persons are in the process of verifying information required in this Item 5 from its directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

           The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, NBCU anticipates it will acquire the entire equity interest in iVillage pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person listed on Schedules A, B or C hereto, and any person with respect to iVillage Common Stock.

Item 7.     Material to Be Filed as Exhibits.
            --------------------------------

           Exhibit 1. Joint Filing Agreement by and among General Electric Company, National Broadcasting Company Holding, Inc. and NBC Universal, Inc., dated as of March 13, 2006.

           Exhibit 2. Agreement and Plan of Merger, dated as of March 3, 2006 among NBC Universal, Inc., iVillage Acquisition Corp. and iVillage Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of iVillage Inc. filed on March 6, 2006).

           Exhibit 3. Voting Agreement, dated as of March 6, 2006 among NBC Universal, Inc., and Hearst Communications, Inc.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2006

                                      NBC UNIVERSAL, INC.

                                      By:  /s/ Elizabeth Newell
                                          --------------------------------------
                                          Name:   Elizabeth Newell
                                          Title:  Assistant Secretary

                                      GENERAL ELECTRIC COMPANY

                                      By:  /s/ Richard Cotton
                                          --------------------------------------
                                          Name:   Richard Cotton
                                          Title:  Vice President

                                      NATIONAL BROADCASTING COMPANY
                                        HOLDING, INC.

                                      By:  /s/ Elizabeth Newell
                                          --------------------------------------
                                          Name:   Elizabeth Newell
                                          Title:  Assistant Secretary

                                   SCHEDULE A

                               NBC UNIVERSAL, INC.

                                    DIRECTORS


                                     PRESENT                                      PRESENT
  NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
  ----                               ----------------                             --------------------

  Jeffrey R. Immelt                  General Electric Company                     Chairman of the Board and Chief Executive
                                     3135 Easton Turnpike                         Officer, General Electric Company
                                     Fairfield, CT  06431

  Robert C. Wright                   NBC Universal, Inc.                          Vice Chairman of the Board and Executive Officer,
                                     30 Rockefeller Plaza                         General Electric Company;
                                     New York, NY  10112                          Chairman and Chief Executive Officer, NBC
                                                                                  Universal, Inc.

  Lynn Calpeter                      NBC Universal, Inc.                          Executive Vice President and Chief Financial
                                     30 Rockefeller Plaza                         Officer, NBC Universal, Inc.
                                     New York, NY  10112

  Robert De Metz                     Vivendi Universal S.A.                       Executive Vice President, Mergers and
                                     42 Avenue de Friedland                       Acquisitions, Vivendi Universal S.A.
                                     75380 Paris Cedex, 08
                                     France

  Dick Ebersol                       NBC Universal, Inc.                          Chairman, NBCU Sports & Olympics, NBC Universal,
                                     30 Rockefeller Plaza                         Inc.
                                     New York, NY  10112

  Randy A. Falco                     NBC Universal, Inc.                          President, NBCU TV Networks Group, NBC Universal,
                                     30 Rockefeller Plaza                         Inc.
                                     New York, NY  10112

  Jean-Rene  Fourtou                 Vivendi Universal S.A.                       Chairman, Chief Executive Officer, and Director,
                                     42 Avenue de Friedland                       Vivendi Universal S.A.
                                     75380 Paris Cedex, 08
                                     France

  Jay W. Ireland III                 NBC Universal, Inc.                          President, NBCU TV Stations, NBC Universal, Inc.
                                     30 Rockefeller Plaza
                                     New York, NY  10112

  Jean-Bernard Levy                  Vivendi Universal S.A.                       Chief Operating Officer, Vivendi Universal S.A.
                                     42 Avenue de Friedland
                                     75380 Paris Cedex, 08
                                     France


                                       10

                    NBC UNIVERSAL, INC. DIRECTORS (Continued)


                                PRESENT                                            PRESENT
  NAME                          BUSINESS ADDRESS                                   PRINCIPAL OCCUPATION
  ----                          ----------------                                   --------------------

  Ron Meyer                     Universal Studios, Inc.                            President, Chief Operating Officer, and
                                100 Universal City Plaza                           Director, Universal Studios, Inc. and Vivendi
                                Universal City, CA 91608                           Universal Entertainment LLLP

  Keith S. Sherin               General Electric Company                           Senior Vice President and Chief Financial
                                3135 Easton Turnpike                               Officer, General Electric Company
                                Fairfield, CT  06431

  Stacey Snider                 Universal Pictures Division                        Chairman, Universal Pictures Group
                                100 Universal City Plaza
                                Universal City, CA 91608

  Thomas L. Williams            Universal Studios Florida                          Chairman and Chief Executive Officer, Universal
                                1000 Universal Studios Plaza                       Parks & Resorts Group
                                Orlando, FL 32819

  Jeffrey Zucker                NBC Universal, Inc.                                President - NBCU TV Group, NBC Universal, Inc.
                                30 Rockefeller Plaza
                                New York, NY  10112


                                   Citizenship
                                   -----------

           Robert De Metz                  France
           Jean-Rene  Fourtou              France
           Jean-Bernard Levy               France
           All others                      U.S.A.


                                       11

                               NBC UNIVERSAL, INC.

                               EXECUTIVE OFFICERS


                               PRESENT                                            PRESENT
NAME                           BUSINESS ADDRESS                                   PRINCIPAL OCCUPATION
----                           ----------------                                   --------------------

Robert C. Wright               NBC Universal, Inc.                                Vice Chairman of the Board
                               30 Rockefeller Plaza                               and Executive Officer,
                               New York, NY  10112                                General Electric Company;
                                                                                  Chairman and Chief Executive Officer, NBC
                                                                                  Universal, Inc.

Lynn Calpeter                  NBC Universal, Inc.                                Executive Vice President/
                               30 Rockefeller Plaza                               Chief Financial Officer/
                               New York, NY  10112                                Treasurer

Richard Cotton                 NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Dick Ebersol                   NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

John W. Eck                    NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Randy A. Falco                 NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Jay W. Ireland III             NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Anna Perez                     NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Marc Saperstein                NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

Eileen Whelley                 NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112

                                       12

                               NBC UNIVERSAL, INC.

                               EXECUTIVE OFFICERS

                                   (Continued)


                               PRESENT                                            PRESENT
NAME                           BUSINESS ADDRESS                                   PRINCIPAL OCCUPATION
----                           ----------------                                   --------------------

David Zaslav                   NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112


Jeffrey Zucker                 NBC Universal, Inc.                                Executive Vice President
                               30 Rockefeller Plaza
                               New York, NY  10112



                                   Citizenship
                                   -----------

                                    All U.S.A






                                       13

                                   SCHEDULE B

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                    DIRECTORS


                                  PRESENT                                           PRESENT
NAME                              BUSINESS ADDRESS                                  PRINCIPAL OCCUPATION
----                              ----------------                                  --------------------

James I. Cash, Jr.                Harvard Business School                           Former Professor of Business
                                  Morgan Hall                                       Administration-Graduate
                                  Soldiers Field Road                               School of Business
                                  Boston, MA 02163                                  Administration, Harvard University

Ann M. Fudge                      Young & Rubicam Brands.                           Chairman and Chief
                                  285 Madison Avenue                                Executive Officer,
                                  New York, NY 10017                                Young & Rubicam Brands
                                                                                    (advertising and media services)

Jeffrey R. Immelt                 General Electric Company                          Chairman of the Board and Chief Executive
                                  3135 Easton Turnpike                              Officer, General Electric Company
                                  Fairfield, CT  06431

Andrea Jung                       Avon Products                                     Chairman and Chief Executive Officer, Avon
                                  1345 Avenue of the Americas                       Products, Inc.
                                  New York, NY  10105

Alan G. Lafley                    The Proctor & Gamble Company                      Chairman of the Board, President and
                                  1 Proctor & Gamble Plaza                          Chief Executive Officer, The Proctor & Gamble
                                  Cincinnati, OH  45202-3315                        Company

Ralph S. Larsen                   Johnson & Johnson                                 Former Chairman and Chief Executive Officer,
                                  100 Albany Street                                 Johnson & Johnson
                                  Suite 200
                                  New Brunswick, NJ  08901

Rochelle B. Lazarus               Ogilvy & Mather Worldwide                         Chairman and Chief
                                  309 West 49th Street                              Executive Officer, Ogilvy & Mather Worldwide
                                  New York, NY  10019-7316

Sam Nunn                          Sam Nunn School of International Affairs          Retired Partner, King & Spalding
                                  Georgia Institute of Technology
                                  781 Marietta Street, NW
                                  Atlanta, Georgia  30318


                                       14

        NATIONAL BROADCASTING COMPANY HOLDING, INC. DIRECTORS (Continued)


                               PRESENT                                           PRESENT
NAME                           BUSINESS ADDRESS                                  PRINCIPAL OCCUPATION
----                           ----------------                                  --------------------

Roger S. Penske                Penske Corporation                                Chairman of the Board
                               2555 Telegraph Road                               and President,
                               Bloomfield Hills, MI                              Penske Corporation
                               48302-0954

Robert J. Swieringa            S.C. Johnson Graduate School                      Anne and Elmer Lindseth Dean and Professor of
                               Cornell University                                Accounting, S.C. Johnson Graduate School
                               207 Sage Hall                                     of Cornell University
                               Ithaca, NY  14853-6201

Douglas A. Warner III          J.P. Morgan Chase & Co.,                          Former Chairman of the
                               The Chase Manhattan Bank and                      Board, J.P. Morgan Chase & Co.,
                               Morgan Guaranty Trust Co. of New York             The Chase Manhattan Bank and
                               345 Park Avenue                                   Morgan Guaranty Trust Co. of New York
                               New York, NY 10154                                345 Park Avenue
                                                                                 New York, NY 10154

Robert C. Wright               NBC Universal, Inc.                               Vice Chairman of the Board and Executive Officer,
                               30 Rockefeller Plaza                              General Electric Company;
                               New York, NY  10112                               Chairman & Chief Executive Officer, NBC Universal,
                                                                                 Inc.


                                   Citizenship
                                   -----------

                     Andrea Jung                Canada
                     All Others                 U.S.A.


                                       15

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                               EXECUTIVE OFFICERS


                                         PRESENT                                       PRESENT
NAME                                     BUSINESS ADDRESS                              PRINCIPAL OCCUPATION
----                                     ----------------                              --------------------

Robert C. Wright                         NBC Universal, Inc.                           Chairman, Chief
                                         30 Rockefeller Plaza                          Executive Officer
                                         New York, NY 10112

Lynn Calpeter                            NBC Universal, Inc.                           Vice President,
                                         30 Rockefeller Plaza                          Treasurer
                                         New York, NY 10112

Todd Davis                               NBC Universal, Inc.                           Assistant Treasurer
                                         30 Rockefeller Plaza
                                         New York, NY 10112

Brian O'Leary                            NBC Universal, Inc.                           Assistant Treasurer
                                         30 Rockefeller Plaza
                                         New York, NY 10112

Eliza Fraser                             General Electric Company                      Assistant Secretary
                                         3135 Easton Turnpike
                                         Fairfield, CT 06431

Elizabeth Newell                         NBC Universal, Inc.                           Assistant Secretary
                                         30 Rockefeller Plaza
                                         New York, NY 10112


                                       16

                                   SCHEDULE C

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS


                                      PRESENT                                          PRESENT
NAME                                  BUSINESS ADDRESS                                 PRINCIPAL OCCUPATION
----                                  ----------------                                 --------------------

James I. Cash, Jr.                    General Electric Company                         Former Professor of Business
                                      3135 Easton Turnpike                             Administration-Graduate
                                      Fairfield, CT  06828                             School of Business
                                                                                       Administration, Harvard
                                                                                       University

Sir William Castell                   GE Healthcare                                    Vice Chairman of the Board and
                                      Pollards Wood, Nightingales Lane                 Executive Officer, General
                                      Chalfont St. Giles                               Electric Company; Chairman,
                                      HP8 4SP Great Britain                            GE Healthcare

Ann M. Fudge                          Young & Rubicam Brands.                          Chairman and Chief
                                      285 Madison Avenue                               Executive Officer,
                                      New York, NY 10017                               Young & Rubicam Brands
                                                                                       (advertising and media services)

Claudio X. Gonzalez                   Kimberly-Clark de Mexico,                        Chairman of the Board
                                      S.A. de C.V.                                     and Chief Executive Officer,
                                      Jose Luis Lagrange 103,                          Kimberly-Clark de Mexico,
                                      Tercero Piso                                     S.A. de C.V. (consumer products)
                                      Colonia Los Morales
                                      Mexico, D.F. 11510, Mexico

Jeffrey R. Immelt                     General Electric Company                         Chairman of the Board
                                      3135 Easton Turnpike                             and Chief Executive
                                      Fairfield, CT 06828                              Officer, General Electric
                                                                                       Company

Andrea Jung                           Avon Products, Inc.                              Chairman and Chief
                                      1345 Avenue of the Americas                      Executive Officer,
                                      New York, NY  10105                              Avon Products, Inc. (cosmetics)

Alan G. (A.G.) Lafley                 The Procter & Gamble Company                     Chairman of the Board, President
                                      1 Procter & Gamble Plaza                         and Chief Executive
                                      Cincinnati, Oh  45202-3315                       The Procter & Gamble Company
                                                                                       (household products)

Robert W. Lane                        Deere & Company                                  Chairman and Chief
                                      One John Deere Place                             Executive Officer
                                      Moline, Illinois 61265                           Deere & Company (equipment
                                                                                       manufacturer)


                                       17

                 GENERAL ELECTRIC COMPANY DIRECTORS (Continued)

                                   PRESENT                                              PRESENT
NAME                               BUSINESS ADDRESS                                     PRINCIPAL OCCUPATION
----                               ----------------                                     --------------------
Ralph S. Larsen                    Johnson & Johnson                                    Former Chairman and Chief
                                   100 Albany Street                                    Executive Officer (pharmaceutical,
                                   Suite 200                                            medical and consumer products)
                                   New Brunswick, NJ  08901

Rochelle B. Lazarus                Ogilvy & Mather Worldwide                            Chairman and Chief
                                   309 West 49th Street                                 Executive Officer (advertising)
                                   New York, NY 10019-7316

Sam Nunn                           Sam Nunn School of                                   Retired Partner
                                   International Affairs                                King & Spalding
                                   Georgia Institute of Technology
                                   781 Marietta Street, NW
                                   Atlanta, Georgia 30318

Roger S. Penske                    Penske Corporation                                   Chairman of the Board
                                   2555 Telegraph Road                                  and President, Penske
                                   Bloomfield Hills, MI  48302-0954                     Corporation (transportation and
                                                                                        automotive services)

Robert J. Swieringa                S.C. Johnson Graduate School                         Anne and Elmer Lindseth Dean
                                   Cornell University                                   and Professor of Accounting,
                                   207 Sage Hall                                        S.C. Johnson Graduate School of
                                   Ithaca, NY  14853-6201                               Management, Cornell University

Douglas A. Warner III              J. P. Morgan Chase & Co.,                            Former Chairman of the Board,
                                   The Chase Manhattan Bank and                         J.P. Morgan Chase & Co.,
                                   Morgan Guaranty Trust Co. of New York                The Chase Manhattan  Bank and
                                   270 Park Avenue                                      Morgan Guaranty Trust Co. of
                                   New York, NY 10154                                   New York

Robert C. Wright                   NBC Universal, Inc.                                  Vice Chairman of the Board and
                                   30 Rockefeller Plaza                                 Executive Officer, General
                                   New York, NY  10112                                  Electric Company; Chairman
                                                                                        and Chief Executive Officer,
                                                                                        NBC Universal, Inc.

                                   Citizenship
                                   -----------

                Sir William Castell         United Kingdom
                Claudio X. Gonzalez         Mexico
                Andrea Jung                 Canada
                All Others                  U.S.A.


                                       18

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                                           PRESENT                                      PRESENT
NAME                                       BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                                       ----------------                             --------------------

Jeffrey R. Immelt                          General Electric Company                     Chairman of the Board and
                                           3135 Easton Turnpike                         Chief Executive Officer
                                           Fairfield, CT 06828

Philip D. Ameen                            General Electric Company                     Vice President and Comptroller
                                           3135 Easton Turnpike
                                           Fairfield, CT 06828

Ferdinando Beccalli                        General Electric Company                     Senior Vice President-
                                           3135 Easton Turnpike                         GE International
                                           Fairfield, CT 06828

Charlene T. Begley                         General Electric Company                     Senior Vice President
                                           1 Plastics Avenue                            GE Plastics
                                           Pittsfield, MA 01201

Mark W. Begor                              General Electric Company                     Senior Vice President
                                           1600 Summer Street                           GE Consumer Finance - Americas
                                           Stamford, CT  06927

Paul T. Bossidy                            General Electric Company                     Senior Vice President -
                                           44 Old Ridgebury Road                        GE Capital Solutions
                                           Danbury, CT  06810

David L. Calhoun                           General Electric Company                     Vice Chairman of General
                                           3135 Easton Turnpike                         Electric Company; President
                                           Fairfield, CT 06828                          & CEO, GE Infrastructure

James P. Campbell                          General Electric Company                     Senior Vice President -
                                           Appliance Park                               GE Consumer & Industrial
                                           Louisville, KY 40225

Kathryn A. Cassidy                         General Electric Company                     Vice President and
                                           201 High Ridge Road                          GE Treasurer
                                           Stamford, CT 06905-3417

Sir William Castell                        GE Healthcare                                Vice Chairman of the Board and
                                           Pollards Wood, Nightingales Lane             Executive Officer, General
                                           Chalfont St. Giles                           Electric Company; Chairman,
                                           HP8 4SP Great Britain                        GE Healthcare


                                       19

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                                           PRESENT                                      PRESENT
NAME                                       BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                                       ----------------                             --------------------

William J. Conaty                          General Electric Company                     Senior Vice President -
                                           3135 Easton Turnpike                         Human Resources
                                           Fairfield, CT 06828

Pamela Daley                               General Electric Company                     Senior Vice President -
                                           3135 Easton Turnpike                         Corporate Business
                                           Fairfield, CT  06828                         Development

Brackett B. Denniston III                  General Electric Company                     Senior Vice President and
                                           3135 Easton Turnpike                         General Counsel
                                           Fairfield, CT 06828

Scott C. Donnelly                          General Electric Company                     Senior Vice President -
                                           1 Neumann Way                                GE Aviation
                                           Cincinnati, OH 05215

Shane Fitzsimons                           General Electric Company                     Vice President -
                                           3135 Easton Turnpike                         Corporate Financial Planning
                                           Fairfield, CT 06828                          and Analysis

Yoshiaki Fujimori                          General Electric Company                     Senior Vice President -
                                           21 Mita 1-chome                              GE Consumer Finance-Asia
                                           Meguro-ku 3d Floor Alto
                                           Tokyo, Japan  153-0062

Joseph M. Hogan                            General Electric Company                     Senior Vice President -
                                           Pollards Wood, Nightingales Lane             GE Healthcare
                                           Chalfont St. Giles
                                           HP8 4SP Great Britain

John Krenicki                              General Electric Company                     Senior Vice President -
                                           4200 Wildwood Parkway                        GE Energy
                                           Atlanta, GA 30339

Mark M. Little                             General Electric Company                     Senior Vice President -
                                           One Research Circle                          GE Global Research
                                           Niskayuna, NY 12309

Michael A. Neal                            General Electric Company                     Vice Chairman of General
                                           260 Long Ridge Road                          Electric Company; President
                                           Stamford, CT  06927                          & CEO, GE Capital Services


                                       20

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)


                                             PRESENT                                    PRESENT
NAME                                         BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
----                                         ----------------                           --------------------

David R. Nissen                              General Electric Company                   Senior Vice President -
                                             201 High Ridge Road                        GE Consumer Finance
                                             Stamford, CT  06905-3417

Michael E. Pralle                            General Electric Company                   Senior Vice President
                                             292 Long Ridge Road                        GE- Real Estate
                                             Stamford, CT  06927

Ronald R. Pressman                           General Electric Company                   Senior Vice President -
                                             9201 State Line                            GE Insurance Solutions
                                             Kansas City, KS, 64114-3234

Gary M. Reiner                               General Electric Company                   Senior Vice President -
                                             3135 Easton Turnpike                       Chief Information Officer
                                             Fairfield, CT 06828

John G. Rice                                 General Electric Company                   Vice Chairman of General
                                             4200 Wildwood Parkway                      Electric Company; President
                                             Atlanta, GA  30339                         & CEO, GE Industrial

Keith S. Sherin                              General Electric Company                   Senior Vice President - Finance
                                             3135 Easton Turnpike                       and Chief Financial Officer
                                             Fairfield, CT 06828


Lloyd G. Trotter                             General Electric Company                   Executive Vice President
                                             3135 Easton Turnpike                       and Senior Operations Officer
                                             Fairfield, CT 06828

Robert C. Wright                             NBC Universal, Inc.                        Vice Chairman of the Board and
                                             30 Rockefeller Plaza                       Executive Officer, General
                                             New York, NY  10112                        Electric Company; Chairman
                                             and Chief Executive Officer,
                                             NBC Universal, Inc.

                                   Citizenship
                                   -----------

                     Ferdinando Beccalli         Italy
                     Sir William Castell         United Kingdom
                     Shane Fitzsimons            Ireland
                     Yoshiaki Fujimori           Japan
                     All Others                  U.S.A.


                                       21